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UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44133

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2002 WASHINGTON, D.C. 153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

[R]EPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

[N]AME OF BROKER-DEALER: Benjamin & Jerold Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

[A]DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 1575
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

[N]AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Stevens (312) 554-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

[IN]DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

[CH]ECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

[Cla]ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant [must] be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

[SE]C 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BENJAMIN & JEROLD BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Benjamin & Jerold Brokerage, Inc.

We have audited the accompanying statement of financial condition of Benjamin & Jerold Brokerage, Inc. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Benjamin & Jerold Brokerage, Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 14, 2002

BENJAMIN & JEROLD BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$ 11,493
Receivable from broker/dealers	59,872
TOTAL ASSETS	$ 71,365

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,750
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1,000
Additional paid-in capital	50,000
Retained earnings	18,615
Total Shareholders' Equity	$ 69,615
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 71,365

The accompanying notes are an integral part of this financial statement.

BENJAMIN & JEROLD BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on July 2, 1991. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began January 2, 1992.

Long and Short Securities - Securities positions are valued at market value or estimated fair value. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholders.

BENJAMIN & JEROLD BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2002 the Company's net capital and required net capital were $69,615 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 3%.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Benjamin & Jerold, Inc. The Company has entered into an agreement with Benjamin & Jerold, Inc. whereby Benjamin & Jerold, Inc. will pay virtually all expenses on the Company's behalf other than clearing and execution charges. During the year ended September 30, 2002 Benjamin & Jerold, Inc. paid overhead and operating expenses for the Company without reimbursement. In addition, for the same year, the Company incurred management fees to Benjamin & Jerold, Inc. totaling $1,201,500.

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include mortgage backed to be announced securities and both exchanged traded and over-the-counter options. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk should customers be unable to meet their obligations. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

To execute the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. On September 26, 2001, the Company entered into an agreement with the Clearing Broker/dealer that shall be effective for three years and shall automatically renew for additional three years terms unless the Company gives the Clearing Broker/dealer notice 120 days prior to the renewal date. The Clearing Broker/dealer may terminate this agreement with 30 days prior written notification. Either party can terminate the agreement with cause by written notification to the other party. The Company has deposited $50,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.